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                                                           EXHIBIT 99(a)(11)




FOR IMMEDIATE RELEASE    Contacts:

May 5, 1998          HUNTSMAN PACKAGING CORPORATION    INFORMATION AGENT:
                     Scott K. Sorensen                 Chase Mellon Shareholder
                     Executive Vice President and        Services, L.L.C.
                       Chief Financial Officer         (212) 273-8080
                     (801) 532-5200                    (212) 774-5469


                      HUNTSMAN PACKAGING CORPORATION ANNOUNCES
                       RECEIPT OF REQUISITE CONSENTS IN NOTE
                              CONSENT SOLICITATION


     SALT LAKE CITY, UT -- Huntsman Packaging Corporation announced today that it has received the written consent of holders of a majority in aggregate principal amount of its 9-1/8% Senior Subordinated Notes due 2007, an amount sufficient to permit the incurrence of additional indebtedness by Huntsman Packaging in connection with its proposed acquisition of Blessings Corporation. The consent solicitation expired at 5:00 p.m., New York City time, on May 4, 1998.

     In the event certain conditions are satisfied, Huntsman Packaging will make a consent payment in an amount equal to $35.00 per $1,000 of principal amount of Notes to each holder of Notes whose properly completed and executed consent was received prior to the expiration date and not duly revoked. Huntsman Packaging's obligation to make consent payments is conditioned upon, among other things, the initial purchase of common stock of Blessings Corporation in accordance with the terms and conditions of the Offer to Purchase, dated April 14, 1998, relating to the proposed acquisiton of Blessings.